Mail Stop 3561

October 10, 2008

BY U.S. MAIL and FACSIMILE

Mr. Robin J. Adams
 Chief Financial Officer
BORG WARNER INC.
3850 Hamlin Road
Auburn Hills, Michigan 48326

  Re: BorgWarner, Inc.
    Item 4.01 Form 8-K
    Filed October 9, 2008
    File No. 1-12162

Dear Mr. Adams:

  We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

1. Please amend your filing in its entirety to specifically disclose in the first paragraph whether the former accountant, Deloitte & Touche LLP, resigned, declined to stand for re-election or was dismissed. Your current disclosure that the Audit Committee "elected to replace" is not appropriate. We refer you to Item 304(a)(1)(i) of Regulation S-K. An updated Exhibit 16.1 letter should be filed to the amendment indicating whether or not the former accountant agrees with your revised disclosures. The amendment should be filed as soon as possible.

At Completion of the December 31, 2008 Audit

2. Further, upon the filing of your December 31, 2008 Annual Report on Form 10-K, please file an additional amendment to the Item 4.01 Form 8-K disclosing that your auditor-client relationship with Deloitte & Touche LLP has effectively ceased. The amendment should indicate the type of opinion rendered for each of the two years ended December 31, 2008 and, whether there were any disagreements and reportable events during the two years ended December 31, 2008 and the subsequent period through the effective cessation date of the client-auditor relationship with Deloitte & Touche LLP.

3. In this additional amendment, disclose whether Deloitte & Touche LLP resigned, declined to stand for re-election or was dismissed as your independent registered public accounting firm, and the effective date thereof. We refer you to Item 304(a)(1)(i) of Regulation S-K. Also state whether your board of directors recommended or approved the decision to change auditors. See Item 304(a)(1)(iii) of Regulation S-K. The amendment should be filed within four days after filing your December 31, 2008 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from Deloitte & Touche LLP indicating whether or not they agree with your revised disclosures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant